



13000471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/18/13

March 15, 2013

Muriel C. McFarling
Andrews Kurth LLP
mmcfarling@andrewskurth.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/15/13

Re: Ashford Hospitality Trust, Inc.
Incoming letter dated January 18, 2013

Dear Ms. McFarling:

This is in response to your letters dated January 18, 2013 and February 1, 2013 concerning the shareholder proposal submitted to Ashford Hospitality Trust by UNITE HERE. We also have received a letter from the proponent dated January 28, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Courtney Alexander
UNITE HERE
calexander@unitehere.org

March 15, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Ashford Hospitality Trust, Inc.
Incoming letter dated January 18, 2013

The first proposal would amend the bylaws to provide that the chairman shall be a director who is independent from the company, as defined in the New York Stock Exchange listing standards. The second proposal relates to a bylaw amendment.

There appears to be some basis for your view that Ashford Hospitality Trust may exclude the first proposal from its proxy materials under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal refers to the "New York Stock Exchange listing standards" for the definition of an "independent" director, but does not provide information about what this definition means. In our view, this definition is a central aspect of the proposal. As we indicated in Staff Legal Bulletin No. 14G (Oct. 16, 2012), we believe that a proposal would be subject to exclusion under rule 14a-8(i)(3) if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. Accordingly, because the proposal does not provide information about what the New York Stock Exchange's definition of "independent" director means, we believe shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Ashford Hospitality Trust omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Ashford Hospitality Trust may exclude the second proposal under rule 14a-8(e) because Ashford Hospitality Trust received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Ashford Hospitality Trust omits the second proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ANDREWS
ATTORNEYS KURTH LLP

1717 Main Street, Suite 3700
Dallas, Texas 75201-7301
214.659.4400 Phone
214.659.4401 Fax
andrewskurth.com

February 1, 2013

VIA Email to: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *Ashford Hospitality Trust, Inc.*
Shareholder Proposal of UNITE HERE

Ladies and Gentlemen:

On January 18, 2013, we submitted a letter (the "*No-Action Request*") on behalf of our client, Ashford Hospitality Trust, Inc. (the "*Company*"), notifying you that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "*2013 Proxy Materials*") a shareholder proposal (the "*Proposal*") and statements in support thereof received from UNITE HERE (the "*Proponent*"). The Proposal requests that the Company amend the Company's Bylaws to require that the Chairman of the Board of the Company be an independent director as defined by the New York Stock Exchange ("*NYSE*") listing standards.

For the reasons described in the original No Action Request, we believe that the Proposal is excludable from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite. Specifically, as addressed in the No-Action Request, the Proposal is excludable because it refers to an external set of guidelines for implementing a central component of the Proposal but fails to adequately define those guidelines, rendering the Proposal impermissibly vague and indefinite, so as to be inherently misleading.

On January 28, 2013, the Proponent submitted a letter (the "*Proponent Letter*") in response to the No-Action Request whereby the Proponent requested that it either be allowed to amend the Proposal or, alternatively, that the staff of the Division of Corporation Finance (the "*Staff*") not concur with the Company's No-Action Request. A copy of the Proponent Letter is attached to this letter as Exhibit A.

This letter is provided by us, on behalf of the Company, because we believe that the arguments set forth in the Proponent Letter are inconsistent with previous no-action letters issued by the Staff disallowing the amendment of similar shareholder proposals and concurring with the exclusion under Rule 14a-8(i)(3) of shareholder proposals that reference an external standard without adequately describing such standard.

I. COMPANY RESPONSE TO PROPONENT LETTER

By way of this letter, we provide our response to three specific arguments set forth in the Proponent Letter: (1) that the Company previously placed the identical resolution in its proxy materials without further defining the NYSE standard; (2) that the Company has used the same NYSE reference in its own proxy materials without providing further definition; and (3) that the Proponent should be allowed to amend the Proposal.

1) Resolution Previously Included in the Company's Proxy Materials

The argument in the Proponent's Letter that the Proposal is not misleading because the Company's shareholders have previously voted on the Proponent's proposal fails both logically and under the law. The fact that shareholders have voted on a proposal does not demonstrate that they "fully understand" the proposal, and courts have routinely examined whether a proposal was misleading after a vote on the proposal has occurred. *See, e.g., Shaev v. Saper*, 320 F.3d 373, 381 (3d Cir. 2003) (holding after a stockholder vote that a proxy statement included material misstatements and omissions that violated Rule 14a-9 and stating, "We hold that the cryptic references in the proxy statement were insufficient to satisfy Datascope's disclosure obligations under Rule 14a-9. Material not included in the proxy statement is generally not charged to the knowledge of the stockholder.").

The fact that the Company previously included the Proponent's proposal in its proxy materials simply has no bearing on the present No-Action Request because, as Rule 14a-8(1)(2) clearly provides, "[t]he company is not responsible for the contents of [a shareholder's] proposal or supporting statement." Thus, the fact that the Company has not in the past objected to or suggested revisions to the Proponent's proposal is not determinative of the status of the Proposal.[1]

2) NYSE Reference Used Previously in the Company's Proxy Materials

The Proponent Letter notes that in its 2012 proxy materials, the Company used the "same language referring to NYSE rules regarding director independence," which language is set forth below:

> Our audit committee is governed by a written charter adopted by our board of directors and is composed of three independent directors, each of whom has been determined by our board of directors to be independent in accordance with the rules of the NYSE. [Ashford Proxy Statement, April 10, 2012, pg. 45]

[1] *Cf.* Staff Legal Bulletin No. 14 (Jul. 13, 2001), at B.5., stating that the Staff "will not consider any basis for exclusion that is not advanced by the company."

substantive provisions of the NYSE standard of independence renders the Proposal so vague and indefinite as to be excludable under Rule 14a-8(i)(3).

As noted in the No-Action Request, the Proposal is a binding proposal that would, if approved, immediately amend the Company's bylaws. As such, the ability of the shareholders to make an informed choice is critical. If the Proposal were included in the Company's 2013 proxy materials, the shareholders would be asked to fundamentally amend one of the Company's key corporate governance document without being informed of the full scope, implications and consequences of the amendment.

3) Amendment of Proposal

In response to the Proponent's request that it be allowed to revise the Proposal at this time, we note that the proposed revisions are well past the applicable deadline for submission of Rule 14a-8 proposals. We also note that the Proponent suggests the addition of 41 words and the "removal of at least 41 words." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("*SLB 14B*") states that there is no provision in Rule 14a-8 allowing a shareholder to revise his or her proposal or supporting statement. Staff Legal Bulletin No. 14F (Oct. 18, 2011) modifies this position only with respect to changes to a proposal that are submitted prior to the applicable Rule 14a-8 deadline. While the Staff, in its discretion, permits proponents on some occasions to revise a proposal when the revisions are "minor in nature" and "do not alter the substance of the proposal," we believe that the Staff has been highly circumspect in exercising such discretion, particularly in the context of a binding bylaw provision because every change to a binding bylaw provision is inherently substantive in nature, and therefore not minor. We respectfully submit that the changes being requested by the Proponent are not "minor in nature" because (i) the Proposal and the changes thereto relate to a binding bylaw provision, which is inherently substantive in nature, and (ii) the revision entails the deletion of a significant portion of the original text and the addition of a significant amount of new text.

The Staff has previously rejected requests by proponents to amend proposals relating to proposed bylaw amendments requiring that an independent director serve as chairman of the board. *See Harris Corp.* (avail. Aug. 13, 2012); *The Clorox Co.* (avail. Aug. 13, 2012) (in each instance, the Staff concurred in the exclusion of proposals despite a request by the proponent to amend the proposal to provide a website address for the definition of director independence under NYSE listing standards). The Staff has also previously rejected a request by a proponent to amend a binding proposal by adding *three* words intended to address a material ambiguity as to the interpretation of the company's bylaws if the proposal were to be presented to and approved by the company's shareholders. *See Staples, Inc.* (avail. Apr. 13, 2012).

Moreover, even if the Staff were inclined to allow the Proponent to revise the Proposal, which as noted above we do not believe is appropriate in this situation, the Proponent's proposed revision would not eliminate the defects identified in the No-Action Request that make the Proposal impermissibly vague and indefinite so as to be inherently misleading. The Proponent still fails to adequately describe the substantive provisions of the external guideline that is a central aspect of the Proposal. The Staff has identified, in multiple prior no-action requests, language related to director independence proposals that is not vague and indefinite. In those instances, which are clearly distinguishable from the Proposal as originally submitted and as proposed to be amended, an alternative standard for determining independence was set forth in the proposal; and therefore, the reference to the external source was no longer a prominent feature of the proposal.

II. CONCLUSION

Based upon the foregoing analysis and the previously submitted No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

Please call me at (214) 659-4461 if you require additional information or wish to discuss this matter further.

Sincerely,



Muriel C. McFarling

Enclosures

cc: David A. Brooks, Ashford Hospitality Trust, Inc.
Courtney Alexander, UNITE HERE

Exhibit A

[Begins on Next Page]

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
www.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

January 25, 2013

Muriel C. McFarling
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, TX 75201
Via email: MMcFarling@andrewskurth.com

David A. Brooks, Secretary
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254
Via email: dbrooks@ahtreit.com

Re: Ashford Hospitality Shareholder Proposal

Dear Ms. McFarling and Mr. Brooks:

I am in receipt of your letter to the SEC notifying them and us that Ashford Hospitality intends to omit our shareholder proposal from its proxy statement and form of proxy for the 2013 Annual Shareholder Meeting.

If Ashford Hospitality omits our proposal and supporting statement from its proxy statement and form of proxy, UNITE HERE will still submit the proposal for a vote by soliciting its own proxies under Rule 14a-4 from at least the number of shareholders required to enact the proposal.

In 2009, after UNITE HERE made the same proposal pursuant to 14a-4, Ashford preferred to have such proposal and supporting statement appear on its own proxy materials rather than see a separate set of materials circulated by us. We are willing to pursue the same approach again, and are willing to amend our supporting statement to delete sentences and replace them with a description of the NYSE Standard so as to accommodate the concern you raised with the SEC.

Please advise whether this time Ashford prefers to have us solicit our own proxies or not. Please address correspondence to my email address below.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
*** FISMA & OMB Memorandum M-07-16 ***
calexander@unitehere.org

UNITEHERE!

275 Seventh Avenue, New York, NY 10001 • Tel (212) 265-7000 • Fax (212) 265-3415
www.UNITEHERE.ORG • facebook.com/UNITEHERE • @UNITEHERE

January 28, 2013

Via Email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Ashford Hospitality Trust, Inc.
UNITE HERE Response to Ashford's Intent to Omit Shareholder Proposal from Proxy

To Whom it May Concern:

UNITE HERE requests the Staff and Company permit us to make a minor revision to the original supporting statement that clarifies the term which the Company claims is fatally-vague, our reference to the NYSE independence standard. At the same time, we respectfully disagree with the Company's contention that the proposal as written is excludable under rule 14a-8(i)(3). Should SEC Staff not allow us to modify the supporting statement, we ask that Staff not concur with the Company's request to exclude our proposal under rule14a-8(i)(3).

The Company previously placed the identical resolution in its proxy materials without further defining the NYSE Standard

In 2009, after UNITE HERE made the same proposal pursuant to 14a-4, Ashford Hospitality contacted us to have such proposal and supporting statement appear on its own proxy materials rather than see a separate set of materials circulated by us. In its 2009 correspondence and in its subsequent objecting statement, Ashford identified no concern with the precision of our statement even though such statement did not define the NYSE Standard. Nor did it raise any concerns with the consistency of proposed by-law with existing governing documents. Nor did the Company explain the NYSE Standard in its proxy statement, thereby confirming that this is not a material omission so as to render a proposal and statement misleading.

<u>The Company has used the same NYSE reference in its own proxy materials without providing further definition</u>

Ashford used the same language referring to NYSE rules regarding director independence in its 2012 Proxy Statement, without defining the standard:

> "Our audit committee is governed by a written charter adopted by our board of directors and is composed of three independent directors, each of whom has been determined by our board of directors to be independent in accordance with the rules of the NYSE." [Ashford Proxy Statement, April 10, 2012, p. 45]

When the company used this reference, it displayed no concern that shareholders would be confused about the intended standard or meaning.

<u>The revised proposal should be permitted:</u>

The SEC has had "a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected...Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms."

In our revised proposal and supporting statement, we have made one change: we have included in the supporting statement a description of the key features of the definition of independent director given in the NYSE listing manual. Keeping within the 500-word limit necessitated the removal of at least 41 words. The language removed consists of:

- One of two examples illustrating that more companies are adopting independent, non-executive Board chairs;
- A reference to a recent recommendation by ISS that shareholders vote against an executive compensation package, one of several points raised to suggest our company may benefit from a Board chair independent of management;
- Some words in a sentence describing an increase in contracts awarded to a company jointly wholly owned by the Company's CEO and his father, the Chair of the Board.

These alterations are clearly minor in nature as the addition further explains the intent of the proposal but in no way alters the proposal; the removal of text does not reduce shareholders' understanding of the proposal in the least, but simply removes two non-unique supportive examples.

On the other hand, we believe the addition is sufficient to satisfy the Company's concern for a description of the external standard being proposed. The full definition of an independent director in the NYSE listing requirements is several hundred words long, far exceeding the length permitted a shareholder proposal. Any summary of the requirements by necessity must omit details. Our revised supporting statement mentions those aspects of the NYSE standard of director independence which most clearly illustrate the ways in which our current Board chair is not independent.

Even unrevised, our proposal is not impermissibly vague and should not be excluded under 14a-8(i)(3)

It is not the intent of section 14a-8(i)(3) to require proponents to provide exhaustive definitions of external standards referenced in their proposals when such standards are readily available to shareholder reading these proposals. Otherwise shareholders could never cite any laws or regulations, the reciting of which almost always requires more than 500 words.

The Company cites a number of proposals for independent, non-executive directors in 2012 that the SEC permitted companies to exclude, and seeks to distinguish our proposal from another group of proposals for independent, non-executive directors that the SEC did not permit companies to exclude (including *Pepsico*, February 2012; *Reliance Steel & Aluminum*, Feb 2012; *Sempra Energy*, Feb 2012, *General Electric Co.*, Jan 10, 2012).

Both groups made reference to the definition of independent director provided in the NYSE listing requirements. In the group not permitted to be excluded, the resolutions were worded thus, with minor variations:

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), ***who has not previously served as an executive officer of our Company.*** This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings. (emphasis added)

It is difficult to interpret from the no-action correspondence why the SEC Staff excluded one set of proposals but permitted the other. Ashford interprets the distinction thus: "In contrast to those proposals, the [UNITE HERE] Proposal mandates a single external standard of independence and does not define independence in terms other than the single external standard (the New York Stock Exchange standard). Accordingly, the external standard is a central element to the proposal but is neither explained in, nor understandable from, the text of the Proposal or the supporting statements."

The Company appears to single out the clause indicated in bold as the principal feature distinguishing our proposal from the set of proposals not permitted to be excluded by the SEC, such as *Sempra*. However, the bolded clause, "who has not previously served as an executive officer of our company," cannot be an explanation of the NYSE standard, as it provides a stricter standard. The NYSE listing manual, among other requirements, stipulates that independent directors may not have served as an executive officer of their company during the last three years, but otherwise permits former company executives to serve as independent directors.

The *Sempra* line of proposals thus either offers a single internally-inconsistent definition of independence, or two definitions. In any case, they cannot be read as defining the NYSE standard for independence. The Company's confused argument that our proposal is distinct from this group by referring to a *single* external standard appears to acknowledge this issue.

In the past, SEC Staff has correctly refused to exclude proposals that reference external standards without further description. *Family Dollar Store* (September 2012) asked staff to exclude a proposal to revise their code of conduct in accordance with certain ILO conventions. These conventions were named in the proposal, but were not further described. SEC staff did not find these references made the proposal impermissibly vague. Similarly, our proposal names the definition of an independent director provided in the NYSE listing manual, not setting forth the terms of that definition because it is so readily available to shareholders on the internet and at any library. Staff similarly did not permit *McDonalds* (2007) to exclude a proposal on the basis that its reference to the ILO conventions was not explained in the proposal.

Both ILO Conventions and the corporate governance standards of the NYSE listing manual are widely- known, and are readily-available and comprehensible to those unfamiliar with their details. In the case of the NYSE standards, they are published by a regulated body and are confirmed by the SEC in public filings; they are widely-published and may only be amended through a regulated process involving broad consultation and notification to the investor community. Thus these proposals referring to an external standard may be distinguished from other proposals permitted by Staff to be excluded such as such as *Boeing Co.* (February 10, 2004) and *PG&E* (March 7, 2008), which rely on the CII standard of director independence. The CII is a voluntary association whose standards are not regulated and may change from time to time without notice to the investor community nor approval by the SEC.

Additionally, 82% of Ashford's shareholders are insiders, institutional investors or mutual funds, according to Yahoo Finance http://finance.yahoo.com/q/mh?s=AHT+Major+Holders, by definition sophisticated investors who are well acquainted with NYSE independence guidelines or where to find them.

Finally, we note that it is not accurate to call our reference to the NYSE standard for independent directors *merely* an external standard. In so far as Ashford itself determines director independence using the definition of the NYSE listings manual (see Ashford Proxy Statement, pp. 10, 45), this is also an internal standard.[1] The main thrust of our proposal is not to alter the Company's definition of independent director; it is to require that the Company's Board be chaired by a director that it would itself identify as independent.

Proposal is not inconsistent with current Bylaws

Ashford cites this section of its Bylaws arguing that our amendment would be in conflict with existing Bylaw language and render it legally confusing:

> *Section 10. Chairman of the Board.* The Chairman of the Board shall preside at all meetings of the Board of Directors. If the Chairman of the Board is absent, the Chief Executive Officer shall preside at meetings of the Board of Directors. *If the Chairman of the Board is not the Chief Executive Officer* and in the absence of the Chief Executive Officer, the Chairman of the Board shall preside, when present, at all meetings of the stockholders. The Chairman of the Board shall have such other powers and shall perform such other duties as the Board of Directors may from time to time designate. *If the Chairman of the Board is not the Chief Executive Officer*, he shall also have such powers and perform such duties as the Chief Executive Officer may from time to time designate. [Emphasis added by Ashford]

This very section belies Ashford's argument. The sentence preceding the phrase italicized by Ashford states: "If the Chairman of the Board is absent, the Chief Executive Officer shall preside at meetings of the Board of Directors." That sentence necessitates that the Chairman of the Board and Chief Executive Officer be separate people, even though it is followed by the "if" clause, suggesting the two officers could be the same person. Our proposal, which simply requires the Chairman to be independent, does not render Ashford's Bylaws any more vague and confusing than they currently are.

Please address any communication to me at this email address:
calexander@unitehere.org or contact me at OMB Memorandum M-07-16 ***

---

[1] Ashford Hospitality Trust 2012 Proxy Statement, p. 10: "In determining whether any of our director nominees has a material relationship with us that would impair independence, our board of directors reviewed both the NYSE Listed Company Manual requirements on independence as well as our own Guidelines."
P. 45 "Our audit committee is governed by a written charter adopted by our board of directors and is composed of three independent directors, each of whom has been determined by our board of directors to be independent in accordance with the rules of the NYSE."

Please note we are sending a copy of this correspondence to Ashford's representatives.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
1135 Terminal Way #203
Reno, Nevada 89502

Cc: David Brooks, Secretary, Ashford Hospitality Trust
Muriel McFarling, Partner, Andrews Kurth

STOCKHOLDER PROPOSAL

RESOLVED, that the following be added to Article III, Section 10 of Ashford Hospitality Trust's ("Corporation") Bylaws:

A. The Chairman of the Board shall be a director who is independent from the Corporation.

B. For purposes of this Bylaw, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards. If the Corporation's common stock is listed on another exchange and not on the NYSE, such other exchange's definition of independence shall apply.

C. The Board of Directors shall assess semi-annually whether a Chairman who was independent at the time he or she was elected is no longer independent. If the Chairman is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such assessment.

D. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted. The Board shall terminate any such contractual obligation as soon as it has the legal right to do so.

E. Notwithstanding any other Bylaw, the Board may not amend the above without shareholder ratification.

F. Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

Supporting Statement:

This proposal would improve the Board's ability to exercise oversight over corporate management by requiring an independent Board chair.

A growing number of U.S. companies are appointing independent board chairs. Over 53% of separate (non-CEO) board chairs at S&P 1500 companies were considered independent in 2011, up 2% from 2010, according to a 2012 study by Institutional Shareholder Services. ~~A majority of major US hotel REITs have non-executive chairs.~~ ISS guidelines stress the importance of the Chair's independence where a company engages in significant related party transactions.

Among other criteria, NYSE listing standards for independence stipulate a director have no material relationship with the listed company, and neither they nor their immediate family members have been employees or executive officers of the company during the last three years.

Chairman Archie Bennett, Jr. is neither independent of the Corporation nor its Chief Executive Officer. He is the father of Montgomery Bennett, Ashford's CEO. He received a base salary of $400,000 and a bonus of $340,000 in 2011. Messrs Archie and Montgomery Bennett are 100% owners of Remington Lodging, the "primary property manager" for Ashford.

Despite appointing an independent lead director, the company's reliance on related party transactions has grown. Remington Lodging managed 46.9% of Ashford's legacy hotel properties in 2011, up from 38.9% in 2008. Management fees to Remington Lodging have increased from $10.5 million in 2009 to $13 million in 2011. Further, Remington gained management contracts for 17/28 hotels acquired from Highland in 2011. ~~following the acquisition of 28 hotels from the Highland portfolio in 2011, Remington gained management contracts for 17 of the properties.~~

~~In 2012, ISS recommended an advisory vote against named executive officers' compensation, noting our CEO's total compensation more than doubled in a year, while Total Shareholder Return decreased by 13.4%.~~

The company's shares, meanwhile, still trade below levels seen between 2005, 2006 and most of 2007.

We urge you to vote YES to give our Board greater oversight over management.

Formatted: Highlight

ANDREWS
ATTORNEYS KURTH LLP

1717 Main Street, Suite 3700
Dallas, Texas 75201-7301
214.659.4400 Phone
214.659.4401 Fax
andrewskurth.com

January 18, 2013

VIA Email to: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *Ashford Hospitality Trust, Inc.*
Notice of Intent to Exclude Shareholder Proposal of UNITE HERE from Proxy Materials

Ladies and Gentlemen:

Our client, Ashford Hospitality Trust, Inc. (the "*Company*"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "*2013 Proxy Materials*") a shareholder proposal (the "*Proposal*") and statements in support thereof received from UNITE HERE (the "*Proponent*"). This letter is being sent in compliance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "*Commission*") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("*SLB 14D*") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "*Staff*"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal is a binding proposal that would add the following language to Article III, Section 10 of the Company's Bylaws:

> A. The Chairman of the Board shall be a director who is independent from the Corporation.
> B. For purposes of this Bylaw, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards. If the Corporation's common stock is listed on another exchange and not on the NYSE, such other exchange's definition of independence shall apply.
> C. The Board of Directors shall assess semi-annually whether a Chairman who was independent at the time he or she was elected is no longer independent. If the chairman is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such assessment.
> D. This Bylaw shall apply prospectively, so as not to violate any contractual obligation as soon as it has the legal right to do so.
> E. Notwithstanding any other Bylaw, the Board may not amend the above without shareholder ratification.
> F. Each of the above provisions is severable.
> IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

A copy of the Proposal, the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

II. BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite, making the Proposal materially false and misleading in violation of Rule 14a-9.

III. ANALYSIS

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th

Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Proposed Bylaw Amendment is Vague and Indefinite Because of a Failure to Adequately Define an External Set of Guidelines Central to the Proposal

The Staff has permitted the exclusion of shareholder proposals that, similar to the Proposal, impose a specific independence standard upon the Chairman of the Board by reference to an external guideline when the proposal or supporting statement fails to sufficiently describe the substantive provisions of the external guidelines. For example, in *WellPoint, Inc. (avail Feb. 24, 2012, recon. denied* Mar. 27, 2012), the company intended to exclude a shareholder proposal requesting that the company "adopt a policy that the board's chairman be an independent director according to the definition set forth in the New York Stock Exchange ('NYSE') listing standards." In its no-action request, the company noted that the proposal relied on an external standard of independence (the New York Stock Exchange standard) to implement a central aspect of the proposal but the proponent failed to describe the substantive provisions of that standard in the proposal. In permitting exclusion under Rule 14a-8(i)(3), the Staff concurred with the company's argument that without an explanation of the New York Stock Exchange's listing standards, shareholders would not be able to determine the standard of independence to be applied under the proposal. Similarly, in *Cardinal Health, Inc.* (avail. July 6, 2012), the company intended to exclude a shareholder proposal to add a provision to the company's regulations that the chairman of the board must be a director who is independent from the Company. The proposal stated that "For purposes of this regulation, 'independent' has the meaning set forth in the New York Stock Exchange ('NYSE') listing standards." Again, the company noted that the proposal relied on an external standard of independence (the New York Stock Exchange standard) to implement a central aspect of the proposal but failed to describe the substantive provisions of that standard in the proposal. The Staff again concurred with the Company's argument, noting that "neither shareholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *Boeing Co.* (avail. Feb. 10, 2004), the shareholder proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareholders would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also PG&E Corporation* (avail. Mar. 7, 2008); *Schering-Plough Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail. Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Staff determinations in these no-action letters are consistent with other precedent in which the Staff has concurred that references to specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement. For example, in *Dell Inc.* (avail. Mar. 30, 2012), a shareholder proposal sought to provide proxy access to any shareholders who "satisfy SEC Rule 14a-8(b) eligibility requirements" without explaining the eligibility requirements set forth in Rule 14a-8(b). Finding that the specific eligibility requirements "represent a central aspect of the proposal," the Staff concurred that the proposal's reference to Rule 14a-8(b) caused the proposal to be impermissibly vague and, therefore, excludable under Rule 14a-8(i)(3). The Staff noted that although "some shareholders voting on the proposal may be familiar with the eligibility requirements of [R]ule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (same); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same). *See also Exxon Mobil Corp.* (Naylor) (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (avail. Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

The Proposal, which states that the Chairman of the Board must be an independent director and that "'independent' has the meaning set forth in the New York Stock Exchange ('NYSE') listing standards" is virtually identical to the proposals in *Cardinal Health, Inc.* and *WellPoint, Inc.* and substantially similar to the proposal in *Boeing* and the other precedent cited above. Specifically, the Proposal relies upon an external standard of independence (the New York Stock Exchange standard) to implement a central aspect of the Proposal but both the Proposal and the supporting statement fail to describe the substantive provisions of the standard. Without a description of the New York Stock Exchange's standards for director independence, shareholders will be unable to determine the specific independence requirements to be applied under the Proposal. As Staff precedent indicates, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal without knowing what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Proposal is distinguishable from other shareholder proposals that refer to director independence that the Staff did not concur were vague and indefinite. In those cases, an alternative standard for determining independence was set forth in the proposal, and therefore, the reference to the external source was not a prominent feature of the proposal. *See PepsiCo,*

Inc. (avail. Feb. 2, 2012); *Reliance Steel & Aluminum Co.* (avail. Feb. 2, 2012); *Sempra Energy* (avail. Feb. 2, 2012); *General Electric Co.* (Steiner) (avail. Jan. 10 , 2012, *recon. denied* Feb. 1, 2012); *Allegheny Energy, Inc.* (avail. Feb. 12, 2010). In contrast to those proposals, the Proposal mandates a single external standard of independence and does not define independence in terms other than the single external standard (the New York Stock Exchange standard). Accordingly, the external standard is a central element to the Proposal but is neither explained in, nor understandable from, the text of the Proposal or the supporting statements.

Consistent with *Cardinal Health, Inc.* and *WellPoint*, because the Proposal similarly relies on the New York Stock Exchange standard of independence for implementation of a central element of the Proposal without defining or explaining that standard, shareholders who are voting on the Proposal will be unable to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

The Proposed Bylaw Amendment is Vague and Indefinite When Read in Connection with the Company's Existing Bylaws

The proposed bylaw amendment would add new language to Article II, Section 10 of the Company's Bylaws. The new language would require the Chairman of the Board to be a "director who is independent from the Corporation." The Proposal is drafted as a binding proposal that, if approved by the stockholders, would result in the Company's Bylaws being amended, effective immediately, to add the proposed language. The section of the Company's Bylaws to which the proposed language would be added currently states:

> The Chairman of the Board shall preside at all meetings of the Board of Directors. If the Chairman of the Board is absent, the Chief Executive Officer shall preside at meetings of the Board of Directors. *If the Chairman of the Board is not the Chief Executive Officer* and in the absence of the Chief Executive Officer, the Chairman of the Board shall preside, when present, at all meetings of the stockholders. The Chairman of the Board shall have such other powers and shall perform such other duties as the Board of Directors may from time to time designate. *If the Chairman of the Board is not the Chief Executive Officer*, he shall also have such powers and perform such duties as the Chief Executive Officer may from time to time designate. *(emphasis added)*

The Proposal does not make any amendments to this section of the Company's bylaws. Accordingly the language noted above would continue in effect as currently written. As a result, the additional language to be included in the Bylaws pursuant to the Proposal would be inconsistent with the current Bylaws, and adoption of the Proposal would introduce a material ambiguity as to how to interpret the Company's Bylaws. Specifically, the current language, described above, clearly contemplates, and makes allowances for, a situation in which the Chairman of the Board and the Chief Executive Officer are the same person. However, under the proposed new Bylaw language, the Chairman of the Board could never be the same person as the Chief Executive Officer, giving the italicized clauses in the above Bylaw section no meaning whatsoever.

Additionally, Article III, Section 1 of the Company's Bylaws lists the various officers of the Corporation, "including without limitation a Chairman of the Board." Article III, Section 3 then provides that "Any person may occupy more than one office of the Corporation at any time except the offices of President and Vice President." Again, the additional Bylaw language included in the Proposal would prohibit the Chairman of the Board from ever occupying more than one office, notwithstanding the current language that specifically allows such a scenario.

The Staff has permitted exclusion of proposals which would introduce inconsistencies into the bylaws of a company. *See, e.g., Staples, Inc.* (avail. Apr. 13, 2012, *recon. denied* Apr. 19, 2012) (concurring with the exclusion of a shareholder proposal to amend the corporate bylaws to require inclusion of shareholder nominations for directors in the proxy materials when an existing bylaw provision provided that nothing in the bylaws obligated the company to include information with respect to shareholder nominees for director in the proxy materials, thereby introducing a conflict between two separate provisions of the bylaws); *Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring with the exclusion of a shareholder proposal to add a mandatory retirement age to the bylaws because, in addition to being vague as to how the proposal would be implemented, the language in the proposal conflicted with a provision of the bylaws stating that a director can only be removed without cause upon a two-thirds stockholder vote). The Staff has also consistently permitted exclusion of proposals that are capable of multiple, differing interpretations. *See, e.g., Bank Mutual Corp.* (avail. Jan. 11, 2005); *Philadelphia Electric Co.* (avail. July 30, 1992) (concurring with the exclusion of a shareholder proposal because it was subject to at least three different interpretations and was so inherently vague and indefinite that neither the shareholders nor the Company were able to determine with any reasonable certainty exactly what actions or measures the proposal required); *Exxon Corp.* (avail. January 29, 1992) (concurring with the exclusion of a proposal restricting individuals who can be elected to the board of directors because undefined and inconsistent phrases are subject to differing interpretations both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted); *Motorola, Inc.* (avail. Jan. 12, 2011) (concurring with the exclusion of a proposal regarding retention of equity compensation payments by executives because of vague and indefinite terms which were subject to multiple interpretations).

The Company believes that if the Proposal is not excluded pursuant to this request, a stockholder voting on this matter will not know what he or she is voting for because it is not clear how the Company or its shareholders should interpret the proposed Bylaw language in light of the existing Bylaw provisions. This inconsistency makes the Proposal impermissibly misleading and therefore excludable pursuant to Rule 14a-8(i)(3).

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(3).

Please call me at (214) 659-4461 if you require additional information or wish to discuss this matter further.

Sincerely,



Muriel C. McFarling

Enclosures

cc: David A. Brooks, Ashford Hospitality Trust, Inc.
Courtney Alexander, UNITE HERE

Exhibit A

[Begins on Next Page]

UNITEHERE!

1775 K STREET, NW, SUITE 620, WASHINGTON, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

December 10, 2012

David A. Brooks, Secretary
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Via Facsimile and Overnight: 972-980-2705

Dear Mr. Brooks:

I am submitting on behalf of UNITE HERE the enclosed shareholder proposal for inclusion in Ashford Hospitality Trust's proxy statement and form of proxy relating to the 2013 Annual Meeting, pursuant to SEC Rule 14-a8.

Materials enclosed include:

- A copy of our proposal and supporting statement.
- A statement from Morgan Stanley Smith Barney representing UNITE HERE's beneficial ownership of 765 common shares continuously for at least a one-year period.
- A letter from Marty R. Leary, UNITE HERE Deputy Director Research, designating me to act on behalf of UNITE HERE with respect to UNITE HERE's enclosed shareholder proposal.

The reason for presenting this proposal is stated in our supporting statement. We have no material interest in the proposal's subject other than that interest which all shareholders have in its enactment. We intend to hold these shares through the date of the upcoming Annual Meeting, and will appear in person to bring this business before the meeting.

Please contact me at the number or email below regarding any issues or questions arising out of this submission.

Sincerely,



Courtney Alexander
Deputy Director Research
UNITE HERE
1135 Terminal Way #203
Reno, Nevada 89502
*** FISMA & OMB Memorandum M-07-16 ***
775-689-8674 fax
calexander@unitehere.org

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED, that the following be added to Article III, Section 10 of Ashford Hospitality Trust's ("Corporation") Bylaws:

A. The Chairman of the Board shall be a director who is independent from the Corporation.

B. For purposes of this Bylaw, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards. If the Corporation's common stock is listed on another exchange and not on the NYSE, such other exchange's definition of independence shall apply.

C. The Board of Directors shall assess semi-annually whether a Chairman who was independent at the time he or she was elected is no longer independent. If the Chairman is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such assessment.

D. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted. The Board shall terminate any such contractual obligation as soon as it has the legal right to do so.

E. Notwithstanding any other Bylaw, the Board may not amend the above without shareholder ratification.

F. Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

Supporting Statement:

This proposal would improve the Board's ability to exercise independent oversight over corporate management by requiring an independent Board chair.

A growing number of U.S. companies are appointing independent board chairs. Over 53% of separate board chairs at S&P 1500 companies were considered independent in 2011, up 2% from 2010, according to a 2012 study by Institutional Shareholder Service. A majority of major US hotel REITs have non-executive chairs. ISS guidelines stress the importance of the Chair's independence where a company engages in significant related party transactions.

Chairman Archie Bennett, Jr. is neither independent of the Corporation nor its Chief Executive Officer. He is the father of Montgomery Bennett, Ashford's CEO. He received a base salary of $400,000 and a bonus of $340,000 in 2011. Messrs Archie and Montgomery Bennett are 100% owners of Remington Lodging, the "primary property manager" for Ashford.

Despite appointing an independent director, the company's reliance on related party transactions has grown. Remington Lodging managed 46.9% of Ashford's legacy hotel properties in 2011, up from 38.9% in 2008. Management fees to Remington Lodging have increased from $10.5 million in 2009 to $13 million in 2011. Further, following the acquisition of 28 hotels from the Highland portfolio in 2011, Remington gained management contracts for 17 of the properties.

In 2012, ISS recommended an advisory vote against named executive officers' compensation, noting our CEO's total compensation more than doubled in a year, while Total Shareholder Return decreased by 13.4%.

The company's shares, meanwhile, still trade below levels seen between 2005, 2006 and most of 2007.

We urge you to vote YES to give our Board greater oversight over management.

UNITEHERE!

1775 K STREET, NW, SUITE 620, WASHINGTON, DC 20006 • TEL (202) 393-4373 • FAX (202) 223-6213 • WWW.UNITEHERE.ORG

December 10, 2012

David A. Brooks, Secretary
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

Dear Mr. Brooks:

UNITE HERE has designated Ms. Courtney Alexander to represent us on all matters relating to our enclosed shareholder proposal. If you have any questions, please contact me *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA &.OMB Memorandum M-07-16 ***

Sincerely,



Marty R. Leary
Deputy Director Research

W. McClelland
Vice President

0 Madison Avenue
h Floor
w York, NY 10022
212 307 2845
800 858 7558
free 800 544 1544

MorganStanley
SmithBarney

December 10, 2012

Unite Here
Attn: Marty Leary
1775 K Street NW, Suite 620
Washington D.C. 20006

To Whom It May Concern:

Please be advised that Unite Here owns 765 shares of Ashford Hospitality Trust common shares and has continuously owned these shares for more than one year. If you have any questions about this, please call me at 212-307-2845.

Sincerely,



James W. McClelland